UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)
Stephen Rowland and Rajiv Singhal
Glencore International AG
Baarermattstrasse 3
CH-6341 Baar
Switzerland
+41 41 709 2000

With copies to:

Matias Vega, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,599,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,599,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,599,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No.  731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,599,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,599,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,599,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No.  731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,599,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,599,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,599,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc as a Reporting Person) and Amendment No. 9 thereto filed on July 15, 2011 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).  This Amendment No. 10 amends and restates Items 3, 4, 5 and 7 of the Statement in their entirety as set forth below.  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented by this Amendment No. 10, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

On October 31, 2008, Glencore AG, the Issuer and the Issuer’s wholly owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (the “Issuer Subsidiary”), entered into a purchase agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provided for, among other things, Glencore AG’s purchase of up to US$50,000,000 in aggregate principal amount of floating rate secured debentures due September 30, 2011 issued by the Issuer Subsidiary (collectively, the “Debentures”).

The initial closing of the transactions contemplated by the Purchase Agreement occurred on October 31, 2008.  At the initial closing, the Issuer Subsidiary issued to Glencore AG an initial tranche of US$7,500,000 of the Debentures (the “Tranche A Debenture”).  Subsequently, the Issuer Subsidiary issued to Glencore AG a second tranche of US$7,500,000 of the Debentures (the “Tranche B Debenture”) on December 22, 2008, a third tranche of US$5,000,000 of the Debentures (the “Tranche C Debenture”) on June 17, 2009 and a fourth tranche of US$5,000,000 of the Debentures (the “Tranche D Debenture”) on August 31, 2009.  The final fifth tranche of US$25,000,000 of the Debentures (the “Tranche E Debenture”) was to be issued to Glencore AG upon the satisfaction of additional closing conditions set forth in the Purchase Agreement.

The outstanding Debentures bear interest at a rate equal to the 12-month US dollar LIBOR plus 4%.  Interest is payable in cash or by increasing the principal amount of the Debentures.  On or before September 30, 2009, the Issuer was able to elect in which form to make the interest payments; thereafter, Glencore AG may make such election.  As of November 30, 2011, approximately US$3,547,655 of interest has been added to the principal amount of the outstanding Debentures.  The Issuer has guaranteed the Issuer Subsidiary’s obligations under the outstanding Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008.  The Issuer Subsidiary’s obligations under the outstanding Debentures are secured by (i) the assets of the Issuer pursuant to a security agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG, (ii) the assets of the Issuer Subsidiary pursuant to a security agreement (the “Issuer Subsidiary Security Agreement”), dated as of October 31, 2008, between the Issuer Subsidiary and Glencore AG, and (iii) a security interest in the Issuer’s equity interest in the Issuer Subsidiary pursuant to a pledge agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG.

In connection with the Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG an exchange warrant pursuant to which the Debentures were exchangeable into Common Shares at any time at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture (the “Original Exchange Warrant”).  The Original Exchange Warrant permits the Issuer Subsidiary to prepay the Debentures if the Issuer’s Common Shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00 per Common Share.  If the Issuer elects to prepay the Debenture, Glencore AG may, at its option, exchange the Debenture for Common Shares pursuant to the Original Exchange Warrant (regardless of the market price of the Common Shares at such time) within thirty (30) days of such prepayment election by the Issuer.

In connection with the Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 6,250,000 Common Shares at an exercise price of US$3.00 per Common Share (the “2008 Purchase Warrant”).

Concurrently with the issuance of the Tranche A Debenture and the 2008 Purchase Warrant, the Issuer and Glencore AG entered into a Registration Rights Agreement (the “2008 Registration Rights Agreement”).  The 2008 Registration Rights Agreement granted Glencore AG demand and piggyback registration rights with respect to Common Shares issuable upon exercise of the Original Exchange Warrant and/or exercise of the 2008 Purchase Warrant.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore AG and the Issuer (the “First 2009 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, 3,773,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share).  Pursuant to another subscription agreement, dated as of November 23, 2009, between Glencore AG and the Issuer (the “Second 2009 Subscription Agreement”), on January 26, 2010, Glencore AG acquired from the Issuer, on a private placement basis, 5,660,377 Common Shares for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).

The source of funds for all of the purchases described above was working capital of the Reporting Persons.

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Issuer Subsidiary Security Agreement, the Pledge Agreement, the Original Exchange Warrant, the 2008 Purchase Warrant, the 2008 Registration Rights Agreement, the First 2009 Subscription Agreement and the Second 2009 Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and documents, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

On November 12, 2010, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment and waiver agreement (the “2010 Amendment and Waiver”) pursuant to which the parties agreed, among other things, to:

•	terminate and discharge the Issuer Subsidiary’s obligation to issue, and Glencore AG’s obligation to purchase, the Tranche E Debenture;

•	extend the maturity date for each of the remaining Debentures from September 30, 2011 to September 30, 2012;

•	extend the expiration date of the Original Exchange Warrant from September 30, 2011 to September 30, 2012; and

•	cancel the 2008 Purchase Warrant and cause the Issuer to issue to Glencore a new warrant to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share.

On November 12, 2010, as contemplated by the 2010 Amendment and Waiver, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per Common Share until December 31, 2015 (the “2010 Purchase Warrant”).

In accordance with the terms of the 2010 Amendment and Waiver, the Issuer and Glencore AG also entered into a registration rights agreement, dated as of November 12, 2010 (the “2010 Registration Rights Agreement”), pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore AG, including any Common Shares issuable upon exercise of the 2010 Purchase Warrant and/or exercise of the Original Exchange Warrant.  The 2010 Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of such registrable securities demand the registration of Common Shares covering at least twenty-five percent (25%) of the outstanding amount of such registrable securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5,000,000); provided, however, the Issuer is not obligated to effect (i) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5,000,000, (ii) more than two such registrations in any twelve-month period or (iii) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore AG and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “2010 Subscription Agreement”), pursuant to which Glencore AG agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares for a purchase price of US$2.00 per Common Share in three separate tranches of 5,000,000 Common Shares each.

On January 17, 2011, pursuant to the first tranche of the 2010 Subscription Agreement, Glencore AG acquired from the Issuer, on a private placement basis, 5,000,000 Common Shares for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

On July 15, 2011, pursuant to the second tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).  Concurrently, Glencore AG granted a waiver to the Issuer pursuant to which Glencore AG waived the application of certain covenants contained in the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the secured loan provided by the Iron Range Resources and Rehabilitation Board to the Issuer Subsidiary that previously closed on June 28, 2011 (the “IRRRB Loan Waiver”).

The 2010 Subscription Agreement provides for the closing of the third tranche to occur no later than October 15, 2012, subject to the satisfaction of certain conditions as set forth in the 2010 Subscription Agreement.  Notwithstanding the foregoing, Glencore AG may in its sole discretion, by providing the Issuer with no less than 10 days prior written notice, cause the closing of the third tranche to occur prior to the date specified for such closing in the 2010 Subscription Agreement.

The foregoing summaries of the 2010 Amendment and Waiver, the 2010 Purchase Warrant, the 2010 Registration Rights Agreement, the 2010 Subscription Agreement and the IRRRB Loan Waiver do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

On July 15, 2011, Glencore AG acquired pursuant to a private transaction 9,200,547 Common Shares at a price of US$1.4233 per share.  These shares were purchased from Cliffs Erie L.L.C. (“Cliffs”) in accordance with the Issuer’s right to arrange for a purchaser of the shares upon notice from Cliffs of its desire to sell the shares.  The purchase was made pursuant to a share purchase agreement, which was previously filed with the SEC as an exhibit to the Statement, and is hereby incorporated herein by reference.

In connection with Glencore AG’s purchase from Cliffs, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholders rights plan agreement with respect to Glencore AG becoming the beneficial owner of more than 20% of the outstanding voting shares of the Issuer as a result of the purchases described above.

The source of funds for all of the purchases described above was working capital of the Reporting Persons.

On December 6, 2011, pursuant to a subscription agreement, dated as of November 30, 2011, between Glencore AG and the Issuer (the “2011 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, an aggregate of 13,333,333 Common Shares and a warrant entitling Glencore AG to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per Common Share until December 31, 2015 (the “2011 Purchase Warrant”) for an aggregate purchase price of US$19,999,999.50.

In connection with the 2011 Subscription Agreement, on December 6, 2011, an amendment and waiver agreement, dated as of November 30, 2011, among the Issuer, the Issuer Subsidiary and Glencore AG (the “2011 Amendment and Waiver”), became effective and amended, among other things:

•
each of the outstanding Debentures to extend the maturity date from September 30, 2012 to the earlier of (i) the date which is 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has received all permits required to commence construction of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota in a form reasonably acceptable to Glencore AG (the “NorthMet Project”) and the senior construction financing for the NorthMet Project is made available to the Issuer and/or the Issuer Subsidiary in a form reasonably acceptable to Glencore AG (collectively, the “Construction Prerequisites”) and (ii) September 30, 2014;

•	each of the outstanding Debentures to prohibit the Issuer from redeeming the outstanding Debentures prior to the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites; and

•	the 2010 Purchase Warrant to reduce the exercise price from US$2.00 to US$1.50 per Common Share; and

•
the 2010 Purchase Warrant to include a mandatory exercise feature if the 20-day volume weighted average price of the Common Shares is equal to or greater than 150% of the exercise price and the Issuer provides notice to Glencore AG that it has obtained the Construction Prerequisites.

In addition, pursuant to the 2011 Amendment and Waiver, on December 6, 2011, the Issuer issued to Glencore AG an amended and restated exchange warrant that amends and restates the Original Exchange Warrant (the “Amended and Restated Exchange Warrant”).  Pursuant to the Amended and Restated Exchange Warrant, the outstanding Debentures are exchangeable into Common Shares at an exchange rate of US$1.50 per Common Share for the outstanding Debentures at any time until the earlier of (i) the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites and (ii) September 30, 2014.  The Amended and Restated Exchange Warrant further provides that the Issuer may, within 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has satisfied the Construction Prerequisites, deliver a notice to Glencore AG requiring Glencore AG to exercise the Amended and Restated Exchange Warrant.

In addition, in connection with the 2011 Subscription Agreement and the 2011 Amendment and Waiver, on November 30, 2011, the Issuer and Glencore AG entered into a registration rights agreement and amendment to existing registration rights agreement (the “2011 Registration Rights Agreement”), pursuant to which (i) Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to the Common Shares issued under the 2011 Subscription Agreement and the Common Shares issuable upon exercise of the 2011 Purchase Warrant and (ii) the 2010 Registration Rights Agreement was amended so that the registrable securities covered by the 2010 Registration Rights Agreement include the Common Shares issuable upon exercise of the 2010 Purchase Warrant, as amended by the 2011 Amendment and Waiver, and the Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant.

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholders rights plan agreement with respect to the transactions contemplated by the 2011 Subscription Agreement and the 2011 Amendment and Waiver.

The source of funds for all of the purchases described above was working capital of the Reporting Persons.  The Reporting Persons anticipate that the source of funds for the purchase of the remaining third tranche of 5,000,000 Common Shares under the 2010 Subscription Agreement and any exercises of the 2010 Purchase Warrant and/or the 2011 Purchase Warrant will be working capital of the Reporting Persons.

The foregoing summaries of the 2011 Subscription Agreement, the 2011 Purchase Warrant, the 2011 Amendment and Waiver, the Amended and Restated Exchange Warrant and the 2011 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which have been attached as Exhibits 99.33, 99.34, 99.35, 99.36 and 99.37, respectively, to this Amendment No. 10 and are hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes.  The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs.  Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired.  Any acquisition or disposition of Common Shares by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise.  Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the United States Securities Act of 1933, as amended.  In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Reporting Persons.  Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization.  Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).  To the Reporting Persons’ knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Stephen Rowland, who is an employee of Glencore AG, is a member of the Issuer’s board of directors and currently serves on the Issuer’s audit and compensation committees.  Pierre Vix, who is an employee of Glencore AG, is a member of the Issuer’s Technical Steering Committee.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 41,967,842 Common Shares.  However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) the remaining third tranche of 5,000,000 Common Shares under the 2010 Subscription Agreement, (ii) an additional 19,031,770 Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant, (iii) an additional 3,000,000 Common Shares issuable upon exercise of the 2010 Warrant and (iv) an additional 2,600,000 Common Shares issuable upon exercise of the 2011 Warrant.  Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 71,599,612 Common Shares, representing 35.1% of the Issuer’s issued and outstanding Common Shares.  The beneficial ownership percentages set forth herein assume that there are 204,020,894 Common Shares outstanding, which was calculated based on the sum of (i) 161,055,791 Common Shares outstanding as of September 2, 2011 as reported by the Issuer in its Management Discussion and Analysis for the three months ended July 31, 2011, filed as Exhibit 99.2 to the Issuer’s Report on Form 6-K furnished with the SEC on September 7, 2011, (ii) 13,333,333 newly-issued Common Shares acquired by Glencore AG pursuant to the 2011 Subscription Agreement and (iii) 29,631,770 Common Shares of which the Reporting Persons have the right to acquire within 60 days and therefore may be deemed to have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the Exchange Act.  The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 71,599,612 Common Shares.

(c) Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 7	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 6, 2011, between Glencore International plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D.

99.2	Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the SEC on November 10, 2008).

99.3	Floating Rate Secured Debenture (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the SEC on November 10, 2008).

99.4	Parent Guarantee (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the SEC on November 10, 2008).

99.5	Security Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the SEC on November 10, 2008).

99.6	Security Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the SEC on November 10, 2008).

99.7	Pledge Agreement (incorporated by reference to Exhibit No. 99.7 to the Schedule 13D filed with the SEC on November 10, 2008).

99.8	Exchange Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.8 to the Schedule 13D filed with the SEC on November 10, 2008).

99.9	Purchase Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.9 to the Schedule 13D filed with the SEC on November 10, 2008).

99.10	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.10 to the Schedule 13D filed with the SEC on November 10, 2008).

99.11	Amendment No. 1 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.11 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.12	Amendment No. 2 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.12 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.13	Amendment No. 3 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.13 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.14	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.14 to the Schedule 13D/A filed with the SEC on December 24, 2008).

99.15	Amendment No. 4 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.15 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.16	Amendment No. 5 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.16 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.17	Amendment No. 6 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.17 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.18	Amendment No. 7 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.18 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.19	Amendment No. 8 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.19 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.20	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.20 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.21	Amendment No. 9 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.21 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.22	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.22 to the Schedule 13D/A filed with the SEC on September 4, 2009).

99.23	Amendment No. 10 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.23 to the Schedule 13D/A filed with the SEC on November 3, 2009).

99.24	Amendment No. 11 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.24 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.25	Subscription Agreement (incorporated by reference to Exhibit No. 99.25 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.26	Subscription Agreement (incorporated by reference to Exhibit No. 99.26 to the Schedule 13D/A filed with the SEC on November 23, 2009).

99.27
Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.27 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.28
Non-Transferable Common Share Purchase Warrant of Poly Met Mining Corp., dated November 12, 2010 (incorporated by reference to Exhibit No. 99.28 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.29
Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.29 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.30
Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.30 to the Schedule 13D/A filed with the SEC on November 15, 2010).

99.31	Waiver, dated as of July 14, 2011, from Glencore AG (incorporated by reference to Exhibit No. 31 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.32
Share Purchase Agreement, dated as of July 14, 2011, by and between Cliffs Erie L.L.C. and Glencore AG (incorporated by reference to Exhibit No. 32 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.33	Subscription Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG.

99.34	Non-Transferable Common Share Purchase Warrant of Poly Met Mining Corp., dated December 6, 2011.

99.35	Amendment and Waiver Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG.

99.36	Amended and Restated Exchange Warrant of PolyMet Mining Corp.

99.37	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2011

Glencore AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Barbara Bodmer

Name:	Barbara Bodmer

Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Barbara Bodmer

Name:	Barbara Bodmer

Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin

Name:	Steven Kalmin

Title:	Director